Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES THAT RISKMETRICS, GLASS LEWIS AND PROXY GOVERNANCE ALL RECOMMEND VOTING THE BLUE PROXY “FOR” BIOVAIL’S DIRECTOR NOMINEES

TORONTO, Canada, May 19, 2009 — Biovail Corporation (NYSE:BVF) (TSX:BVF) today announced that three leading independent proxy advisory firms, RiskMetrics Group, Glass Lewis & Co., and PROXY Governance, Inc., each recommend that Biovail shareholders vote using the BLUE proxy FOR the Company’s slate of director nominees at the Annual and Special Meeting of Shareholders to be held on May 28, 2009.  The analyses and recommendations of RiskMetrics, Glass Lewis and PROXY Governance are relied upon by major institutional, investment firms, mutual funds and fiduciaries throughout North America.

In making its recommendation in favour of the Biovail nominees , RiskMetrics states*:  “The current board and management team have proved themselves that they are well versed in taking the tough business decisions and transforming the company into a new direction while delivering shareholder value. It also seems the incumbents are able to commit to higher corporate governance standards both proactively and reactively.”

Dr. Douglas Squires, Chairman of the Biovail Board of Directors said; “The recommendations for the Biovail nominees by the three leading independent proxy advisory firms confirm our strong belief that the Company has the right Board and management team in place to continue to successfully implement our New Strategic Focus and enhance returns for our shareholders. We strongly urge all Biovail shareholders to vote using the BLUE proxy FOR the Biovail Nominees and the Biovail resolutions in time to be counted at the May 28, 2009 Annual and Special Meeting. Because of the dissident shareholder’s questionable tactics in blocking electronic voting of proxies, we recommend voting as soon as possible to ensure every vote can be counted. “

The Proxy to Vote is BLUE

On behalf of all shareholders, Biovail is currently reviewing and considering all available legal remedies arising from the termination of electronic voting as a result of the form of proxy prepared by Mr. Melnyk, which has made it significantly more difficult for non registered shareholders to submit their vote. In the interim, non-registered shareholders should vote the BLUE proxy by either fax or mail, depending if the shareholder lives in Canada or the United States. Shareholders should contact their broker or intermediary to ensure that their voting instruction form is properly sent to Broadridge, the independent company responsible for tabulating votes. Shareholders with any questions about how to vote their shares should contact Biovail’s proxy solicitation agent Georgeson: toll-free in North America at 1-866-676-3028 (Bank and broker and collect calls: 1-212-806-6859).

IT IS EXTREMELY IMPORTANT THAT SHAREHOLDERS VOTE AS SOON AS POSSIBLE.

The company asks that you please submit voting instruction forms or BLUE proxies by fax or mail today.  To be effective, BLUE proxies must be received before and no later than 10:00 a.m. (Toronto time) May 26, 2009.  Even if shareholders have already voted using the dissident proxy, they have every right to change their vote simply by executing and submitting the BLUE form of proxy; it is the later-dated proxy that will be counted.

As previously announced, Biovail’s 2009 Annual and Special Meeting will be held at 10:00 a.m. (Eastern time) on Thursday May 28, 2009 in the Glenn Gould Studio of the CBC Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario. Biovail continues to urge all shareholders to vote their BLUE form of proxy in favour of the election of Biovail’s slate of director nominees and in favour of the Biovail resolutions.

*Permission to use quotations was neither sought nor obtained.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “target” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the risks detailed in our Management Proxy Circular and from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3.D of Biovail’s most recent Annual Report on Form 20-F.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.